Exhibit 99.1

Tiger Media Reports Preliminary Unaudited Financial Results

for Fiscal Year 2012

Shanghai, China, January 16, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE MKT: IDI, IDI.WS), formerly known as SearchMedia Holdings Limited, one of China’s leading multi-platform media companies, today reported preliminary unaudited financial results for the full year 2012 and quarter ending December 31, 2012.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, remarked, “We have been able to realize significant progress in the evolution of our business during 2012, transitioning from our legacy operations to strategic transactions with high profile partners. These concessions possess higher margins, longer terms and greater strategic value. In addition, we have several new strategic concessions and transactions in progress that will create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value. We intend to keep our investors up to date and make additional announcements as these endeavors evolve.”

Transaction and Business Development Efforts

In 2012, Tiger Media completed numerous important corporate transactions including the following:

- The establishment of a new Luxury LCD Mall Joint Venture to build a new network of large format LCD screens at prominent entry points of high end shopping centers located at major central business district locations in Shanghai.

- Reached an agreement with Home Inns & Hotel Management Inc. to create a nationwide advertising network at Home Inns’ hotels throughout China.

- Completed a settlement with predecessor shareholders in which 4.5 million shares and 1.6 million warrants were cancelled.

- Obtained direct equity control of its operations by terminating its Variable Interest Equity structure.

- Divested its SearchMedia International Limited (SMIL) subsidiary to Partner Venture Holdings Limited and eliminated outstanding payables, earnout liabilities and tax provisions in the aggregate amount of $38.3 million.

- Completed a new private placement of 7.0 million shares raising $7.0 million from investors including Frost Gamma Investment Trust, an entity affiliated with Dr. Phillip Frost, our largest shareholder, TGC Partners Limited, an entity affiliated with our Chief Executive Officer, Mr. Peter W. H. Tan, TGC Media Investments II Corp., Nan Fung Group, one of our largest investors and Titan Multi-Asset Fund SPC, a fund controlled by Yuanta Asset Management. Proceeds from the private placement further increased shareholder equity and enabled the aforementioned concessions.

- Raised a total of $2.2 million from proceeds received as a result of the exercise of 1.8 million warrants

Mr. Tan added, “While it was a difficult decision to dispose of the remainder of our operating subsidiaries in December 2012, we continue to feel that in order to expand shareholder value in the longer term and allow the Company to focus on and pursue additional accretive concessions, it was in the best interests of the Company do divest SMIL. In 2013, the Company will aggressively continue to deploy the Luxury LCD

Mall Joint Venture and Home Inns concessions. We also expect new concessions within the mall and transit sector. In addition, we continue to review acquisition opportunities in 2013 and we are pleased with the current breadth of opportunities. Importantly, we remain confident in our ability to further Tiger Media’s growth.

Preliminary Unaudited Financial Results for the Twelve Months ended December 31, 2012 and Three Months ended December 31, 2012.

Today, the Company is providing preliminary unaudited financial results for the full year 2012 and Three Months Ended December 31, 2012, which reflect the impact of the recently announced divestiture of Search Media International Holdings and its subsidiaries.

For the full year 2012, the Company anticipates its revenue will be classified as discontinued operations, after giving effect to the aforementioned divestiture of SMIL in the 4th quarter of 2012 including the divestiture of related party revenue from these subsidiaries. The results from these are presented as income from discontinued operations and included in the net profit of the Company. As a result, the Company anticipates net income of $9 million for 2012 mainly due to the gain on divestiture of various subsidiaries within 2012.

For our cash flow statement as of the Year Ended December 31, 2012, net cash used in operating activities totaled approximately $6 million, with net cash used in investing activities of $3 million, offset by $11 million in net cash provided in financing activities.

As explained above, the Company expects its revenue and associated costs will be classified as discontinued operations, and income from these subsidiaries in the Three Months Ended December 31, 2012 will be included in the net profit of the Company. The Company anticipates net income of $3 million in the Three Months Ended December 31, 2012 mainly due to the gain on divestiture of various subsidiaries within the Quarter.

For our cash flow statement for the Three Months Ended December 31, 2012, net cash used in operating activities totaled approximately $1 million, with net cash used in investing activities of $2 million, offset by $3 million in net cash provided in financing activities.

As of December 31, 2012, the Company had approximately $7 million in cash and cash equivalents, $6 million of working capital and $8 million of total assets. Stockholder equity was approximately $6.7 million and there were approximately 30.1 million common shares outstanding. We expect to complete our annual 20-F filing prior to the April 30, 2013 deadline.

As previously disclosed, the Company had received notice from NYSE MKT LLC (“NYSE MKT” or the “Exchange”) that it had extended the period until January 15, 2013 until which the Company would have to meet the Exchange’s financial impairment and minimum stockholders’ equity standards. The Exchange is currently reviewing whether we meet the applicable compliance standards.

About Tiger Media

Tiger Media is a multi-platform media company based in Shanghai, China. Tiger Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.cn.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether we will be able to realize significant progress in our business in 2012; whether our new concessions will possess higher margins, longer terms and greater strategic value; whether our new strategic concessions and transactions will create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value; whether divesting our operating subsidiaries, including SMIL, will expand shareholder value in the longer term and allow the Company to pursue accretive concessions; whether we can aggressively continue to deploy the LCD and Home Inns concessions; whether we can achieve new concessions within the mail and transit sector; that the audited results may be significantly different than the unaudited preliminary results included in this release; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@searchmediaholdings.com

Tiger Media, Inc.

Consolidated Statement of Income

USD’000

Preliminary 31-Dec-12
Unaudited
Advertising service revenues	—
Cost of revenues	—

Gross profit	—
Operating expenses
Sales and marketing expenses	—
General and administrative expenses	(3,333)

Loss from operations	(3,333)

Other income/(expense)
Interest income	8
Interest expense	(149)

Total other income/(expense)	(141)

Loss from continuing operations before income taxes	(3,474)
Provision for income taxes	—

Net loss from continuing operations	(3,474)

Discontinued operations
Income from operations of discontinued component (including gain on disposal of $10,358)	12,539
Income tax benefit	—

Income from discontinued operations	12,539

Income attributable to shareholders	9,065

Adjusted net loss:
Gain on termination of VIEs
Gain from extinguishment of acquisition consideration payable	(6,635)
Share-based compensation	593
Loss on abandonment of lease	522
Gain on disposal of subsidiaries	(10,358)
Loss on disposal of fixed assets	373

(6,441)

Tiger Media, Inc.

Consolidated Statement of Income

USD’000

	Year-To-Date 30-Sep-12	2012Q4 Preliminary	2012 Preliminary
	Unaudited	Unaudited	Unaudited
Advertising service revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
Operating expenses
Sales and marketing expenses	—	—	—
General and administrative expenses	(2,385)	(948)	(3,333)

Loss from operations	(2,385)	(948)	(3,333)

Other income/(expense)
Interest income	2	6	8
Interest expense	(149)	—	(149)

Total other income/(expense)	(147)	6	(141)

Loss from continuing operations before income taxes	(2,532)	(942)	(3,474)
Provision for income taxes	—	—	—

Net loss from continuing operations	(2,532)	(942)	(3,474)

Discontinued operations
Income from operations of discontinued component	8,535	4,004	12,539
Income tax benefit	—	—	—

Income from discontinued operations	8,535	4,004	12,539

Minority interest	1	(1)	—

Profit attributable to shareholders	6,004	3,061	9,065

Adjusted net loss:
Gain on termination of VIEs
Gain from extinguishment of acquisition consideration payable	(3,032)	(3,603)	(6,635)
Change of fair value of acquisition consideration payable
Loss on impairment of goodwill
Loss on impairment of intangible assets
Share-based compensation	408	185	593
Amortization on intangible assets
Loss on abandonment of lease	522	—	522
Gain on disposal of subsidiaries	(8,087)	(2,271)	(10,358)
Loss on disposal of fixed assets	378	(5)	373
Provision for litigation contingency
Bad debt provisions

	(3,808)	(2,633)	(6,441)

Tiger Media, Inc.

Consolidated Balance Sheets

USD’000

Preliminary December 31, 2012
Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,207
Prepaid expenses and other current assets	255

Total current assets	7,462
NON-CURRENT ASSETS
Property and equipment, net	87

Total assets	7,549

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other payables	166
Acquisition consideration payable	549
Amounts due to related parties	166

Total current liabilities	881

Total liabilities	881

SHAREHOLDERS’ EQUITY

Common Shares - $0.0001 par value 1,000,000,000 shares authorized, 30,143,741 shares issued and outstanding	3
Additional paid-in capital	137,701
Accumulated other comprehensive (loss) / income	(4,428)
Accumulated deficit	(126,608)

Total shareholders’ equity	6,668

Total liabilities and shareholders’ equity	7,549

Tiger Media, Inc.

Cash Flow Statement

USD’000

Note	Preliminary Year Ended 31-Dec-12

Unaudited US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	9,065
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	133
Finance costs	149
Share-based compensation	593
Deferred tax expenses/(benefit)	(1)
Gain on disposal of subsidiaries	(10,358)
Gain on extinguishment of acquisition consideration payable	(6,635)
Loss on disposals of fixed assets	373
Bad debt provision on prepaid expenses and other current assets	(6)
Bad debt provision on accounts receivable	(34)
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	2,719
Prepaid expenses and other current assets	(85)
Amounts due to/from related parties	240
Increase (decrease) in liabilities:
Accounts payable	50
Accrued expenses and other payables	(851)
Amounts due to/from related parties	32
Deferred revenue	(721)
Income taxes payable	(258)

Net cash provided by (used in) operating activities	(5,595)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(98)
Cash acquired/disposed upon disposal of subsidiaries	(2,710)
Cash paid for acquisitions, net of cash acquired	(548)

Net cash provided by (used in) investing activities	(3,356)

CASH FLOWS FROM FINANCING ACTIVITIES
(Increase)/decrease in restricted bank deposit	(70)
Proceeds from issuance of convertible promissory notes and warrants	3,000
Proceeds from exercise of warrants	2,215
Payment for repurchase of ordinary shares	(621)
Proceeds from issuance of ordinary shares	6,955

Net cash provided by (used in) financing activities	11,479
Foreign currency translation adjustment	49

Net decrease in cash and cash equivalents	2,577
Cash and cash equivalents at beginning of year	4,630

Cash at end of year	7,207

Tiger Media, Inc.

Cash Flow Statement

USD’000

Note	Preliminary Year-To-Date 30-Sep-12	2012Q4 Preliminary	Preliminary Year Ended 31-Dec-12

	Unaudited US$	Unaudited US$	Unaudited US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	6,003	3,062	9,065
Adjustments to reconcile net income to net cash used in operating activities:			—
Depreciation and amortization of property and equipment	93	40	133
Finance costs	149	—	149
Share-based compensation	408	185	593
Deferred tax expenses/(benefit)		(1)	(1)
Gain on disposal of subsidiaries	(8,087)	(2,271)	(10,358)
Gain on extinguishment of acquisition consideration payable	(3,032)	(3,603)	(6,635)
Loss on disposals of fixed assets	376	(3)	373
Bad debt provision on prepaid expenses and other current assets	(6)	—	(6)
Bad debt provision on accounts receivable	(34)	—	(34)
Changes in operating assets and liabilities, net of effect of acquisitions for 2008 and 2010 respectively:
(Increase) decrease in assets:
Accounts receivable	2,512	207	2,719
Prepaid expenses and other current assets	(2,366)	2,281	(85)
Amounts due to/from related parties	230	10	240
Increase (decrease) in liabilities:
Accounts payable	993	(943)	50
Accrued expenses and other payables	(6,113)	5,261	(852)
Amounts due to/from related parties	32	—	32
Deferred revenue	(428)	(293)	(721)
Income taxes payable	4,457	(4,715)	(258)

Net cash provided by (used in) operating activities	(4,813)	-783	(5,596)

CASH FLOWS FROM INVESTING ACTIVITIES			—
Purchase of property and equipment	(7)	(91)	(98)
Cash acquired/disposed upon disposal of subsidiaries	(1,063)	(1,647)	(2,710)
Cash paid for acquisitions, net of cash acquired	(405)	(143)	(548)

Net cash provided by (used in) investing activities	(1,475)	(1,881)	(3,356)

CASH FLOWS FROM FINANCING ACTIVITIES
(Increase)/decrease in restricted bank deposit	(70)	—	(70)
Proceeds from issuance of convertible promissory notes and warrants	3,000	—	3,000
Proceeds from exercise of warrants	2,215	—	2,215
Payment for repurchase of ordinary shares	(621)	—	(621)
Proceeds from issuance of ordinary shares	6,930	25	6,955

Net cash provided by (used in) financing activities	9,239	2,240	11,479
Foreign currency translation adjustment	(304)	354	50

Net decrease in cash and cash equivalents	2,647	(70)	2,577
Cash and cash equivalents at beginning of year	4,630	7,277	4,630

Cash at end of year	7,277	7,207	7,207